November 12, 2008

Weintraub Genshlea Chediak
400 Capitol Mall, 11th floor
Sacramento, CA 95814

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Filing Desk

Re:	Cellegy Pharmaceuticals, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Cellegy Pharmaceuticals, Inc. (the “Company”), we submit for filing under the Securities Act of 1933, as amended (the “Act”), a Registration Statement on Form S-4 covering the proposed issuance of shares of the Company’s Common Stock pursuant to the merger agreement between the Company and Adamis Pharmaceuticals Corporation, with an aggregate offering price of $1,668 (calculated pursuant to Rule 457(f)(2), based on one-third of the aggregate par value of the shares of Adamis to be cancelled in the merger), together with certain exhibits thereto.

The issuance of Cellegy shares in the merger transaction, as well as certain other proposals relating to the merger transaction, will be submitted to Cellegy’s stockholders for approval at a meeting of Cellegy stockholders. The registration statement will also serve as Cellegy’s proxy statement relating to that meeting. In addition, the registration statement will serve as Cellegy’s proxy statement for its 2008 annual meeting of stockholders at which directors will be elected.

Cellegy is a “smaller reporting company.” Adamis is not a public reporting company, but if it were public, it would also be a smaller reporting company.

Exhibits that are not filed (or incorporated by reference) with the registration statement will be filed in connection with future pre-effective amendments to this Registration Statement.

This filing is being made by EDGAR. Please note that the Company has wired the sum of $1.00 representing the filing fee to the account of the Securities and Exchange Commission.

Please call the undersigned at (916) 558-6110, with any questions or comments. Please also feel free to send communications to my attention via facsimile, at fax number (916) 446-1611.

WEINTRAUB GENSHLEA CHEDIAK
Law Corporation

/s/ Kevin Kelso